Winsantor, Inc. (the "Company") a Delaware Corporation and Subsidiaries

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Winsantor, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 7, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	576,026	446,574
Receivables	245,623	1
Prepaid Expenses	2,728	-
Other Assets	4,842	-
Total Current Assets	829,219	446,574
Non-current Assets		
Computer Equipment, net of Accumulated Depreciation	8,663	4,071
Loan Receivables - Related Parties	100,000	-
Security Deposits	3,611	3,611
Total Non-Current Assets	112,274	7,682
TOTAL ASSETS	941,494	454,257
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,093,650	1,466,877
Interest Payable	363,769	210,053
Accrued Expenses	1,053,098	458,466
Current Portion of Notes Payable	750,000	-
Convertible Notes	1,650,855	-
Current Portion of Future Stock Option Liability	46,125	91,036
Other Liabilities	788	1,295
Total Current Liabilities	5,958,284	2,227,726
Long-term Liabilities		
Long Term Portion of Future Stock Option Liability	61,496	111,464
Long-Term Portion of Notes Payable	-	500,000
Convertible Notes	-	1,650,855
Future Equity Obligations	1,687,649	1,317,649
Future Equity Obligations - Related Party	5,000	5,000
Total Long-Term Liabilities	1,754,145	3,584,968
TOTAL LIABILITIES	7,712,429	5,812,694
EQUITY		
Common Stock	1,622	1,622
Preferred Stock	101	101
Additional Paid-in Capital	2,313,299	2,049,359
Treasury Stock	(477,000)	(477,000)
Foreign Currency Translation	67,763	17,441
Accumulated Deficit	(8,676,721)	(6,949,961)
Total Equity	(6,770,936)	(5,358,438)
TOTAL LIABILITIES AND EQUITY	941,494	454,257

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	11,945,627	7,235,609
Cost of Revenue	5,126,637	2,381,795
Gross Profit	6,818,989	4,853,814
Operating Expenses		
General and Administrative	2,286,457	1,882,283
Research and Development - Related Party	21,060	72,000
Research and Development	6,083,862	3,704,714
Total Operating Expenses	8,391,379	5,658,997
Operating Income (loss)	(1,572,390)	(805,184)
Other Income		
Interest Income	2,038	9,483
Rental Income - Related Party	-	1,203
Forgiveness of PPP Loan	-	108,632
Total Other Income	2,038	119,318
Other Expense		
Interest Expense	156,408	147,047
Total Other Expense	156,408	147,047
Earnings Before Income Taxes	(1,726,759)	(832,913)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,726,759)	(832,913)
Foreign Currency Gain/(Loss)	50,321	(6,450)
Comprehensive Income	(1,676,438)	(839,362)

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock						
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Treasury Stock	Other Comprehensive Income	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	15,793,000	1,579	1,013,465	101	1,862,826	-	23,891	(6,117,049)	(4,228,652)
Issuance of Common Stock	427,500	43	-	-	64,880	-	-	-	64,923
Repurchase of Stock	-	-	-	-	-	(477,000)	-	-	(477,000)
Share-Based Compensation	-	-	-	-	121,652	-	-	-	121,652
Cumulative Translation Adjustment	-	-	-	-	-	-	(6,450)	-	(6,450)
Net Income (Loss)	-	-	-	-	-	-	-	(832,913)	(832,913)
Ending Balance 12/31/2022	16,220,500	1,622	1,013,465	101	2,049,359	(477,000)	17,441	(6,949,961)	(5,358,438)
Paid-in Capital	-	-	-	-	147,469	-	-	-	147,469
Share-Based Compensation	-	-	-	-	116,470	-	-	-	116,470
Cumulative Translation Adjustment	-	-	-	-	-	-	50,322	-	50,322
Net Income (Loss)	-	-	-	-	-	-	-	(1,726,759)	(1,726,759)
Ending Balance 12/31/2022	16,220,500	1,622	1,013,465	101	2,313,299	(477,000)	67,763	(8,676,721)	(6,770,936)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,726,759)	(832,913)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	3,647	1,163
Accounts Payable and Accrued Expenses	598,064	(85,126)
Accrued Liabilities	527,951	364,600
Stock Based Compensation Expense	116,470	121,652
Prepaids	(2,728)	-
PPP Loan Forgiveness	-	(108,632)
Accrued Interest	153,716	108,584
Foreign Currency Translation	50,322	(6,450)
Other Receivables	(245,622)	-
Other	(4,836)	(2,909)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,196,983	392,883
Net Cash provided by (used in) Operating Activities	(529,776)	(440,029)
INVESTING ACTIVITIES		
Purchase of Computer Equipment	(8,239)	(5,234)
Loan to Shareholder	(100,000)	-
Net Cash provided by (used by) Investing Activities	(108,239)	(5,234)
FINANCING ACTIVITIES		
Proceeds from Short-Term Loans	250,000	150,000
Proceeds from Future Equity Obligations	370,000	750,000
Proceeds from Convertible Notes	-	100,000
Proceeds from Early Exercise of Employee Stock Options	-	202,500
Purchase of Treasury Stock	-	(477,000)
Proceeds from the Issuance of Common Stock	-	43
Additional Proceeds from the Issuance of Common Stock		64,880
Proceeds from Paid-in Capital	147,469	-
Net Cash provided by (used in) Financing Activities	767,469	790,423
Cash at the beginning of period	446,574	101,414
Net Cash increase (decrease) for period	129,453	345,160
Cash at end of period	576,026	446,574

Winsantor, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Winsantor, Inc. ("the Company") was incorporated in Delaware on December 28th, 2011. The Company is a lean San Diego clinical-stage company focused on the accelerated development of first-in-class therapies to prevent and reverse peripheral neuropathy.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, Winsantor AUS Ltd Pty, an entity operating out of Australia. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2022 and 2021, the Company reported losses of $5,844 and $17,507, respectively, in earnings/(losses) from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0 for both 2022 and 2021, respectively. Net assets of foreign operations were negative $847,156 and $873,198 at December 31, 2022 and 2021, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in a gain of $50,321 and a loss of $6,450 in 2022 and 2021, respectively. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $0 in 2022 and 2021.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Other Receivables

The Company had other receivables balance of $245,623 as of December 31st, 2022. The balance consists of a grant revenue receivable of $243,584, related to clinical investigations, as well as an interest receivable from its loan to a related party.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is to satisfy all requirements as agreed upon in their grant and licensing agreements. Revenue is recognized in the period in which the grant and licensing expenditures occur. The Company receives funds after expenses are reported. The license partners make their payments after the milestones are completed.

	Government Grant Revenue	*Licensing Revenue*	*Total*
2022	$1,532,459	$10,413,167	$11,945,627
2021	$1,178,242	$6,057,367	$7,235,609

Concentration of Revenue

The Company generated $10,413,167 or 87% and $6,057,367 or 84% of revenue in 2022 and 2021, respectively, from one customer. The Company generated $1,532,459 or 13% and $1,178,242 or 16% of revenue in 2022 and 2021, respectively, from another customer.

Other Income

The Company had other income of $2,038 from interest income in 2022 and other income of $119,318 in 2021 from interest income of $9,483, rental income to a related party of $1,203, and PPP loan forgiveness of $108,632.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computer Equipment	5	13,474	(4,811)	-	8,663
Grand Total	**-**	**13,474**	**(4,811)**	**-**	**8,663**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Accrued Expenses

The Company had accrued expenses of $1,053,098 as of December 31st, 2022, primarily consisting of accrued licensing and broker fees.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company leases a portion of an office building used by the Company in the ordinary course of business. The Company's lease obligation does not meet the criteria for "capital lease" treatment under GAAP, therefore it is not recognized as liabilities on the Company's balance sheets.

Future minimum payments by category of lease are as follows:

Year Ending December 31,	Payment
2023	86,865
2024	51,835
2025	-
2026	-
2027	-
Thereafter	-

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	1,535,000	$0.525
Granted	1,313,500	$0.525
Exercised	(90,000)	$0.525
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	2,758,500	$0.525
Granted	168,000	$0.525

Exercised	(158,134)	$0.525
Expired/cancelled	(35,000)	$0.525
Total options outstanding, December 31, 2022	2,733,366	$0.525
Options exercisable, December 31, 2022	1,251,866	$0.525

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	-	$-
Granted	1,313,500	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	1,313,500	$-
Granted	168,000	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	1,481,500	$-

For the years ended December 31st, 2022 and 2021, the Company recorded stock-based compensation expenses of $169,061 and $152,376, respectively.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
5.2	38,462	4/12/2024

A summary of the warrant activity for the years ended December 31, 2021 and 2022 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2021	-	-
Grants	38,462	5.2
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	38,462	5.2
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2022	38,462	5.2
Vested and expected to vest at December 31, 2022	38,462	5.2
Exercisable at December 31, 2022	38,462	5.2

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2021, the Company had related party transactions with a company that the CEO of the Company also serves on the board of directors. In 2022 and 2021, the Company paid $21,060 and $72,000 for services related to machine learning and AI services. Additionally In 2021, the Company received $1,203 in revenue for a sublease fee from the same Company.

In 2022, the Company loaned a related party $100,000. The amount accrues interest at 3% and had a maturity date in 2023.

The Company entered into a SAFE agreement with a related party totaling $5,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides for the right of the investor to future equity in the Company during a qualified financing or change of control event at a 25% discount. The agreement is subject to a valuation cap. The valuation cap of the agreement entered into was $70M.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Notes Payable and Future Equity Obligations:

The Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at discounts between 20%-25%. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $60M – 150M.

The Company has entered into several convertible note agreements totaling $1,650,855 for the purposes of funding operations. The interest on the notes were between 6-7%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities 2023. The notes are convertible into shares of the Company's preferred stock at discounts between 20%-50%. during a change of control or qualified financing event. The Company had accrued interest of $280,919 in relation to the convertible notes as of December 31st, 2022.

The Company entered into a promissory noting totaling $500,000. The loan accrues interest at 6% and is due on demand. The Company had accrued interest of $82,603 in relation to the convertible notes as of December 31st, 2022.

In 2022, The Company entered into a promissory noting totaling $250,000. The loan accrues interest at 12% and is due in 2023. The Company had accrued interest of $247 in relation to the convertible notes as of December 31st, 2022.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	1,650,855	6%-7%	2023	1,650,855	-	1,650,855	280,919	-	1,500,855	1,500,855	181,368
Notes Payable 1	500,000	6%	2023	500,000	-	500,000	82,603	-	500,000	500,000	28,685
Notes Payable 2	250,000	12%	2023	250,000	-	250,000	247	-	-	-	-
Total				2,400,855	-	2,400,855	363,769	-	2,000,855	2,000,855	210,053

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	2,400,855
2024	-
2025	-
2026	-
2027	-
Thereafter	-

* The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company is authorized to issue 30,000,000 common shares at a par value of $0.0001 per share. There were 16,220,500 common shares issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company is authorized to issue 1,425,000 preferred shares at a par value of $0.0001 per share. There were 1,013,465 preferred shares issued and outstanding as of December 31st, 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2022, no dividends had been declared.

In 2021, the Company repurchased 300,000 shares for $159,000 from 3 shareholders resulting in $477,000 total paid in exchange for 900,000 shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 7, 2023, the date these financial statements were available to be issued.

In February of 2023, the Board of Directors approved Amendment 3 to their license deal with their licensee. The licensee will pay $5,000,000 to the Company for the results of the Phase 2 clinical study. Additionally, the amendment terminates any further obligations from the licensee and exclusive rights to China return to the Company.

The Company agreed to loan the CEO $100,000. The loan will accrue interest at 4% and has a maturity date in 2027.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.